UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

001-06479

(Commission File Number)

Overseas Shipholding Group, Inc.
(Exact name of registrant as specified in its charter)
Two Harbour Place 302 Knights Run Avenue, Suite 1200 Tampa, Florida 33602
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock (par value $0.01 per share)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Overseas Shipholding Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OVERSEAS SHIPHOLDING GROUP, INC.

Date: July 22, 2024	By:	/s/ Susan Allan
	Name:	Susan Allan
	Title:	Vice President, General Counsel and Corporate Secretary